Appendix J

SECOND AMENDMENT TO LEASE

        This Second Amendment to Lease (this “Second Amendment”) is entered into as of the ____ day of _________, 2007 (the “Effective Date”) by and between the 175-20 Hillside Avenue Associates (“Hillside” or “Landlord”), as Landlord, and Allen Health Care Services, Inc. (“Allen” or “Tenant”), as Tenant.

RECITALS

        WHEREAS, Hillside and Allen are parties to a Agreement of Lease dated September __, 2000 (the “Original Lease”), as amended by an Extension of Lease dated July 27, 2005 (the “Lease Extension”, together with the Original Lease, the “Lease”).

        WHEREAS, the parties are desirous of entering into an amendment of the Lease pursuant to the terms and conditions set forth below.

        NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Second Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

        1.        Extension of Term. Notwithstanding anything in the Lease to the contrary, the term (the “Term”) of the lease shall extended from the Effective Date to ____________ [5 years from Effective Date] (the “Expiration Date”).

        2.        Renewal Options. Tenant shall have the right to extend the Term of this Lease for two (2) periods of five (5) years each following the expiration of the Term of this Lease by written notice to Landlord given no later than twelve (12) months prior to the expiration of the then current Term hereof. Rent during each renewal term shall be as set forth in Section 3 below.

        3.        Base Rent. (a) Notwithstanding anything in the Lease to the contrary, the base rent for the term commencing as of the Effective Date and ending on the Expiration Date shall be as follows:

Lease Year	Monthly Base Rent	Annual Base Rent	Base Rent per SF
Year 1	[current rent]	[current rent]	[current rent]

Year 2	3% increase over Y1

Year 3	3% increase over Y2

Year 4	3% increase over Y3

Year 5	3% increase over Y4

    (b)        Notwithstanding anything in the Lease to the contrary, base rent for the first renewal term (if any) shall be as follows:

Lease Year	Monthly Base Rent	Annual Base Rent	Base Rent per SF
Year 6	3% increase over Y5

Year 7	3% increase over Y6

Year 8	3% increase over Y7

Year 9	3% increase over Y8

Year 10	3% increase over Y9

    (c)        Notwithstanding anything in the Lease to the contrary, base rent for the first year of the second renewal term shall be 100% of fair market rent, as more particularly described in Rider 1 attached to this Second Amendment and made a part hereof. For every lease year thereafter during any second renewal term, base rent shall increase by 3% over the previous lease year’s base rent.

        4.        Amendment to Section 7 of the Original Lease. Section 7 of the Original Lease is hereby amended by adding the following to the end thereof:

“Notwithstanding anything to the contrary set forth in this Lease, Tenant’s obligation to subordinate its interest in this Lease shall be conditioned upon the Landlord’s exercise of its best efforts to obtain a subordination, non-disturbance and attornment agreement from Landlord’s lender(s) (and any other superior lienor), in customary form and substance but which shall provide, at a minimum, that so long as Tenant is not in default beyond any applicable notice and cure periods hereunder, Tenant’s possession of the Premises shall not be disturbed. The Tenant shall reimburse the Landlord for any expenses reasonably incurred in obtaining the subordination, non-disturbance and attornment agreements described in the immediately preceding sentence.”

        5.        Amendment to Section 11 of the Original Lease. Section 11 of the Original Lease is hereby amended by adding the following to the end thereof:

“Notwithstanding the foregoing and for purposes of this Lease, the following shall not be considered a transfer prohibited hereunder or otherwise require Landlord’s consent: (i) (A) if Tenant is a corporation, the addition of stockholders and the withdrawal of stockholders in the normal course of Tenant’s business and (B) the sale of all or substantially all of the stock or other ownership interests in Tenant or any affiliate thereof to a third party in connection with the acquisition of Tenant or Tenant’s business; (ii) the assignment of this Lease to any successor of Tenant (A) into which or with which Tenant is merged or consolidated, (B) arising from the transfer of Tenant’s interest under this Lease made in conjunction with the transfer of a majority of the assets and liabilities of Tenant, or (C) arising from the acquisition of the assets and liabilities of another corporation by Tenant or any entity owned or controlled by Tenant; or (iii) in connection with any transfer of this Lease to an affiliate of Tenant.”

        6.        Amendment to Section 13 of the Original Lease. Section 13 of the Original Lease is hereby amended by adding (a) the phrase “and upon reasonable advance notice” after the phrase “reasonable times” in the 4th line thereof and (b) the following to the end thereof: “Landlord agrees to use commercially reasonable efforts to minimize any interference with Tenant’s business activities in connection with Landlord’s entry upon the Premises in accordance with the terms hereof.”

        7.        Amendment to Section 13 of the Original Lease. Section 13 of the Original Lease is hereby amended by adding the following to the end thereof: “Landlord agrees that, notwithstanding any such work or repairs, Tenant shall have access to the Premises at all times in accordance with Tenant’s customary business practices as heretofore conducted.”

        8.        Amendment to Section 35 of the Original Lease. Section 35 of the Original Lease is hereby amended by adding the following to the end thereof: “Landlord agrees that, upon 10 days’ written request from Tenant, Landlord shall execute and deliver an estoppel certificate to Tenant in accordance with the terms above.”

        9.        Effect of Amendment. Except as expressly set forth herein, the amendments contained in this Second Amendment shall not constitute an amendment or waiver of any term or condition of the Lease or of any other agreements related thereto, and all such terms and conditions shall remain in full force and effect and are hereby ratified and confirmed in all respects.

        10.        Governing Law. This Second Amendment shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of New York.

        11.        Counterparts. This Second Amendment may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement.

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        IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed by their respective officers as of the date first above written.

Landlord: Tenant:	175-20 HILLSIDE AVENUE ASSOCIATES By: _______________________ Name: Title: ALLEN HEATH CARE SERVICES, INC. By: _______________________ Name: Title:

RIDER “1"

OPTION TO EXTEND

    A.        Second Renewal Period. The base rent payable during the Second Renewal Period shall be at the Market Rental Rate for the Premises. Except as provided in this Rider “1", all terms and conditions of the Lease (as amended by the Second Amendment) shall continue to apply during the Second Renewal Period.

    B.        Acceptance. Within 30 days of the renewal notice, Landlord shall notify Tenant of the Landlord’s proposed base rent for such Second Renewal Period (the “Rental Notice”). Within 30 days of receipt of the Rental Notice, Tenant shall either (i) accept the terms set forth in the Rental Notice by written notice to Landlord (the “Acceptance Notice”) or (ii) reject Landlord’s proposed base rent by written notice to Landlord (the “Rejection Notice”). If Tenant delivers an Acceptance Notice, Landlord and Tenant shall each execute a lease amendment confirming the base rent and other terms applicable during the Second Renewal Period. If Tenant delivers a Rejection Notice, Landlord and Tenant shall negotiate in good faith to agree on base rent for the Second Renewal Term. If Landlord and Tenant are unable to agree on base rent for the Second Renewal Term within 30 days after delivery of the Rejection Notice, the matter will be arbitrated in accordance with subsection (D) below. If Tenant fails to deliver an Acceptance Notice or a Rejection Notice, Tenant shall be deemed to have delivered a Rejection Notice.

    C.        Market Rental Rate. The “Market Rental Rate” is the rate (or rates) a willing tenant would pay and a willing landlord would accept for a comparable transaction (e.g., renewal, expansion, relocation, etc., as applicable, in comparable space and in a comparable building) as of the commencement date of the applicable term, neither being under any compulsion to lease and both having reasonable knowledge of the relevant facts. In calculating the Market Rental Rate, all relevant factors will be taken into account, including the location and quality of the Building, lease term, and condition of the space.

    D.        Arbitration Procedure.

        If Tenant and Landlord are unable to agree on the base rent for the Second Renewal Period, Landlord and Tenant, within 5 days after the expiration of such 30-day period, shall each simultaneously submit to the other, in a sealed envelope, its good faith estimate of the Market Rental Rate for the Premises during the Second Renewal Term (collectively referred to as the “Estimates”). If the higher of such Estimates is not more than 105% of the lower of such Estimates, then Market Rental Rate shall be the average of the two Estimates. If the Market Rental Rate is not resolved by the exchange of Estimates, then, within 7 days after the exchange of Estimates, Landlord and Tenant shall agree on an arbitrator who shall be a licensed real estate broker or other similar professional who has at least 7 years experience in valuing commercial real estate in the greater New York area to determine which of the two Estimates most closely reflects the Market Rental Rate for the Premises during the Second Renewal Term and such

Estimate shall be binding on both Landlord and Tenant as the base rent rate for the Premises. If Landlord and Tenant fail to agree on an arbitrator within the 7 day period referred to above, the President of the New York chapter of the American Arbitration Association shall select an arbitrator to determine which of the two Estimates most closely reflects the Market Rental Rate and such Estimate shall be binding on both Landlord and Tenant as the base rent rate for the Premises. If the arbitrator believes that expert advice would materially assist him, he may retain one or more qualified persons to provide such expert advice. The parties shall share equally in the costs of the arbitrator and of any experts retained by the arbitrator.